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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. __)*

                              GERALD STEVENS, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   37369G 10 1
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                                 (CUSIP Number)


                                Jonathan L. Awner
                       Akerman, Senterfitt & Eidson, P.A.
                           1 S.E. 3rd Ave., 28th Floor
                              Miami, Florida 33131
                                 (305) 374-5600
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 APRIL 30, 1999
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 37369G 10 1                            PAGE 2 OF 6 PAGES
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            Gerald R. Geddis
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                  (a)  [ ]
                                                                       (b)  [ ]
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            SEC USE ONLY
    3

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            SOURCE OF FUNDS*
    4
            PF
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5       ITEMS 2(d) or 2(e)
                                                                             [ ]
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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
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                                         SOLE VOTING POWER
                                  7
                                         3,402,005
                             ---------------------------------------------------
         NUMBER OF                       SHARED VOTING POWER
          SHARES                   8
       BENEFICIALLY                      0
         OWNED BY            ---------------------------------------------------
           EACH                          SOLE DISPOSITIVE POWER
         REPORTING                 9
          PERSON                         3,402,005
           WITH              ---------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,402,005
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            9.3%
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            TYPE OF REPORTING PERSON*
    14
            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                                     Page 3 of 6


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Gerald Stevens, Inc., a Delaware corporation (the "Issuer"), which, prior to April 30, 1999, was known as Florafax International, Inc. The principal executive offices of the Issuer are located at 301 East Las Olas Boulevard, Suite 300, Fort Lauderdale, Florida 33301. The Issuer is principally engaged in the floral retail and marketing business.

ITEM 2.  IDENTITY AND BACKGROUND.

(a): This Statement on Schedule 13D is being filed by Gerald R. Geddis ("Mr. Geddis").

(b): The principal business address for Mr. Geddis is 301 E. Las Olas Boulevard, Suite 300, Fort Lauderdale, FL 33301.

(c): Mr. Geddis is a member of the board of directors of the Issuer. Mr. Geddis' principal employment is as Chief Executive Officer and President of the Issuer.

(d): During the past five years, Mr. Geddis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e): During the past five years, Mr. Geddis has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Geddis being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): Mr. Geddis is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 11, 1998, Mr. Geddis purchased 2,445,478 shares of common stock, par value $0.01 per share, of Gerald Stevens Retail, Inc. (the "GSR Common Stock"), which, prior to April 30, 1999 was known as Gerald Stevens, Inc. ("Gerald Stevens Retail"), for an aggregate price of $2,347,658. On October 1, 1998, Mr. Geddis purchased 74,526 shares of GSR Common Stock for an aggregate price of $1,062,760. Mr. Geddis used personal funds to purchase such shares of GSR Common Stock. The Issuer entered into an Agreement and Plan of Merger as of December 9, 1998 (the "Merger Agreement") with Gerald Stevens Retail and Red Cannon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement, on April 30, 1999, Red Cannon Acquisition Corp. was merged with and into Gerald Stevens Retail (the "Merger"), with Gerald Stevens Retail continuing as the surviving corporation and a wholly-owned subsidiary of the Issuer. In connection with the Merger, each share of GSR Common Stock has been converted into the right to receive 1.35 shares of the Common Stock. Accordingly, as a result of the Merger, Mr. Geddis' 2,520,004 shares of GSR Common Stock were converted on April 30, 1999 into the right to receive 3,402,005 shares of Common Stock of the Issuer.


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                                                                     Page 4 of 6


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Geddis has acquired the Common Stock for investment purposes and Mr. Geddis does not have any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a): As of April 30, 1999, Mr. Geddis beneficially owned 3,402,005 shares of the Common Stock, representing approximately 9.3% of the outstanding shares of the Common Stock.

(b): Mr. Geddis has the sole power to vote and the sole power to dispose of each of the shares of the Common Stock which he beneficially owns.

(c): On April 30, 1999, the Merger was completed, pursuant to which Mr. Geddis' shares in Gerald Stevens Retail were converted into the right to receive 3,402,005 shares of the Common Stock.

(d): Mr. Geddis has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of the 3,402,005 shares of the Common Stock reported herein.

(e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as follows, there are no contracts, arrangements or relationships between Mr. Geddis and any person with respect to the Common
Stock:

         Pursuant to a Stockholders Agreement dated as of October 1, 1998 among Gerald Stevens Retail, Inc., Mr. Geddis and certain other stockholders of Gerald Stevens Retail (the "Stockholders Agreement"), Mr. Geddis agreed not to sell any shares of Gerald Stevens Retail or any shares of a public company into which shares of GSR Common Stock are converted into, in an amount greater than $500,000 in value, unless he first provided the Company with two business days prior written notice of such proposed sale together with the right of refusal to purchase the offered shares. Pursuant to the Merger, Mr. Geddis' 2,520,004 shares of GSR Common Stock were converted on April 30, 1999 into 3,402,005 shares of Common Stock. This right of first refusal expires on October 1, 2000.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Stockholders Agreement among Gerald Stevens Retail, Inc., Mr. Geddis and certain other stockholders of Gerald Stevens Retail, Inc.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 14, 1999                  /s/ Gerald R. Geddis
                                       -----------------------------------------
                                       Gerald R. Geddis


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                                                                     Page 6 of 6

INDEX TO EXHIBITS



NUMBER   EXHIBIT
------   -------

1 Stockholders Agreement among Gerald Stevens Retail, Inc., Mr. Geddis, and certain other stockholders of Gerald Stevens Retail, Inc. (incorporated by reference to Exhibit 2 of the Report on Schedule 13D dated May 14, 1999 filed jointly by New River Capital Partners, L.P., B&B Management Partners, L.P., SRB Investments, Inc., and Steven R. Berrard).